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                               August 22, 2023

       Jiawen Miao
       Chief Executive Officer
       Harden Technologies Inc.
       Building 8, No. 6 Jingye Road
       Zhongshan City
       PR China 528400

                                                        Re: Harden Technologies
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed August 4,
2023
                                                            File No. 333-269755

       Dear Jiawen Miao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2023 letter.

       Amendment No. 3 to Form F-1

       Note 3. Short-term Investment, page F-19

   1. We note your response to our prior comment. Please enhance the description of the composition of your
short-term investment; for example, disclose the precise type of wealth management
financial product with variable interest rate referenced to
                                                        performance of
underlying assets issued by Industrial Bank     (e.g., equities, fixed income,
                                                        or alternative
investments, such as structured notes, etc.). Also, disclose what the range of the variable rate of
interest is and how the variable interest is referenced to the underlying asset.
 Jiawen Miao
FirstName LastNameJiawen
Harden Technologies Inc. Miao
Comapany
August 22, NameHarden
           2023        Technologies Inc.
August
Page 2 22, 2023 Page 2
FirstName LastName
General

2. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 13, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures.
         The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
         The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC
         government   s intent to strengthen its regulatory oversight conveys
the same risk. Please
         revise.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
Attorney, at (202) 551-6521 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Bradley A. Haneberg